Exhibit (a)(5)(D)
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

STEPHEN HABERKORN, as Trustee of the	)
Haberkorn Family Trust, Individually and on	)
behalf of all others similarly situated,	)
)
Plaintiff,	)	Civil Action No.
                    v.

GVI SECURITY SOLUTIONS, INC., STEVEN
E. WALIN, JOSEPH RESTIVO, GARY
FREEMAN, CRAIG ELLINS, MOSHE ZARMI,
GENNX360 GVI HOLDING INC., GENNX360
GVI ACQUISITION CORP., GENNX360 GP,
LLC, GENNX360 MANAGEMENT
COMPANY, LLC, and GENNX360 CAPITAL
PARTNERS, L.P.,
) ) ) ) ) ) ) ) ) )
)
Defendants.	)
VERIFIED CLASS ACTION COMPLAINT
     Plaintiff, Stephen Haberkorn, as Trustee of the Haberkorn Family Trust, by his undersigned attorneys, for his class action complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based, inter alia, upon the investigation of counsel as to all other allegations herein, as follows:
NATURE OF THE ACTION
     1. Plaintiff brings this shareholder class action on behalf himself and all other public shareholders of GVI Security Solutions, Inc. (“GVI” or the “Company”), against the Company and its Board of Directors (the “Board” or “Individual Defendants”), arising out of a transaction in which GenNx360 GVI Acquisition Corp., and GenNx360 GVI Holding, Inc., funded by GenNx360 Capital Partners, L.P., GenNx360 GP, LLC, and GenNx360 Management Company, LLC (collectively, “GenNx360”), will acquire GVI (the “Proposed Transaction”). GenNx360 has launched a tender offer to acquire each common share of GVI for $0.38 per share in cash or aggregate consideration of approximately $11.6 million (the “Tender Offer”). The

Tender Offer contains a minimum tender condition requiring GenNx360 to acquire at least a majority of the outstanding shares in the Tender Offer so that following completion of the Tender Offer, GenNx360 will become at very least, the Company’s majority and controlling shareholder.
     2. GenNx360 is almost halfway to gaining control of the Company because it has already executed “stockholder tender and support agreements” with two of the principal shareholders of the Company, David Weiner and Europa International Inc. These two shareholders have agreed to tender their shares to GenNx360 thus giving it control of 22% of the Company’s outstanding shares. Accordingly, GenNx360 only has to acquire another 10,947,753 of the Company’s outstanding shares (approximately 32% of the outstanding shares) to successfully complete the Tender Offer.
     3. In connection with the Tender Offer, on or about October 21, 2009, the Individual Defendants approved an Agreement and Plan of Merger (the “Merger Agreement”) that provides that, among other things, following completion of the Tender Offer, GenNx360 GVI Acquisition Corp. will merge into GVI, with GVI becoming the surviving corporation.
     4. In approving the Proposed Transaction, the Individual Defendants breached their fiduciary duties of loyalty to GVI’s shareholders by, inter alia, (i) agreeing to sell GVI without first taking steps to ensure that plaintiff and putative Class members (defined below) would obtain adequate, fair, and maximum consideration under the circumstances; and (ii) engineering the Proposed Transaction to benefit themselves and/or GenNx360 without regard for GVI’s public shareholders. As alleged herein, GenNx360 aided and abetted the Individual Defendants’ breaches of fiduciary duty. Accordingly, this action seeks to enjoin the Proposed Transaction and compel the Individual Defendants to properly exercise their fiduciary duties to GVI’s shareholders, or, alternatively, rescission of the Proposed Transaction in the event defendants are able to consummate it.

     5. Compounding the unfairness of the Proposed Transaction is the Individual Defendants’ attempt to coerce the Company’s shareholders to tender their shares through materially incomplete and misleading disclosures contained in the Company’s Solicitation/Recommendation Statement filed with the United States Securities and Exchange Commission (“SEC”) on Form SC 14D-9 on November 3, 2009 (the “Solicitation Statement”).
THE PARTIES
     6. Plaintiff, Stephen Haberkorn, as Trustee of the Haberkorn Family Trust, is and has been continuously throughout all times relevant hereto, the owner of 145,000 shares of GVI common stock.
     7. GVI is a Delaware corporation that maintains its principal executive offices at 2801 Trade Center Drive, Carrollton, Texas. GVI provides video surveillance products and systems for a variety of applications and for use in numerous markets. GVI distributes branded security products and sells complementary products under the GVI brand. The Company’s common shares trade on the OTC Bulleting Board under the ticker “GVSS.” As of October 21, 2009, there were 27,285,301 common shares of GVI outstanding.
     8. Defendant Steven E. Walin (“Walin”) has served as Chief Executive Officer of GVI since March 6, 2006; as a director of GVI since March 28, 2006; and as Chairman of GVI’s Board of Directors (the “Board”) since January 8, 2008 and at all relevant times.
     9. Defendant Joseph Restivo (“Restivo”) has served as Chief Financial Officer of GVI since March 2006; Chief Operating Officer of GVI since October 22, 2007; and as a director of GVI since October 4, 2006 and at all relevant times.
     10. Defendant Gary Freeman (“Freeman”) has served as a director of GVI since October 4, 2006 and at all relevant times. Freeman is also a member of a “special committee” of two directors the Company apparently formed in connection with the Proposed Transaction (the

“Special Committee”).
     11. Defendant Craig Ellins (“Ellins”) has served as a director of GVI since October 4, 2006, and at all relevant times.
     12. Defendant Moshe Zarmi (“Zarmi”) has served as a director of GVI since October 4, 2006, and at all relevant times. Previously, Mr. Zarmi served as GVI’s President and Chief Executive Officer from January 1998 until February 2004. Zarmi is a member of the Special Committee.
     13. The defendants identified in ¶¶ 8-12 are collectively referred to herein as the “Individual Defendants.”
     14. Defendant GenNx360 GVI Holding Inc. is a Delaware corporation and an investment fund that is managed by, and is a subsidiary of, GenNx360 Capital Partners, L.P. (“GenNx360 Capital”).
     15. Defendant GenNx360 GVI Acquisition Corp. is a Delaware corporation and a wholly-owned subsidiary of GenNx360 GVI Holding Inc.
     16. Defendant GenNx360 Capital Partners, L.P. is a Delaware limited partnership serving as the sponsor for the Proposed Transaction and owns all of the outstanding shares of GenNx360 GVI Holding Inc. Defendant GenNx360 GP, LLC is a Delaware limited liability company and the general partner of Defendant GenNx360 Capital. Defendant GenNx360 Management Company, LLC is a Delaware limited liability company and the investment manager for GenNx360 Capital.
     17. By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public shareholders of GVI, and owe plaintiff and GVI’s other shareholders the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.

     18. Each of the Individual Defendants at all relevant times had the power to control and direct GVI to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiff and all GVI’s shareholders.
     19. Each of the Individual Defendants owes fiduciary duties of due care, loyalty, and disclosure to plaintiff and the other members of the Class, and each are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.
CLASS ACTION ALLEGATIONS
     20. Plaintiff brings this action on his own behalf and as a class action on behalf of himself and all other public shareholders of GVI (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.
     21. This action is properly maintainable as a class action.
     22. The Class is so numerous that joinder of all members is impracticable. As of October 21, 2009, there were 27,285,301 shares of GVI common stock outstanding, held by scores, or hundreds or thousands, of individuals and entities scattered throughout the country.
     23. Questions of law and fact are common to the Class, including, among others:
          a. Whether defendants have breached their fiduciary duties owed to plaintiff and the Class; and
          b. Whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.
     24. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class.

Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.
     25. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
     26. Defendants have acted, or refused to act, on grounds generally applicable, and causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.
SUBSTANTIVE ALLEGATIONS
     27. On August 13, 2009 GVI announced its tenth consecutive profitable quarter, despite the impact of the recession. The Company reported that it “continued to strategically redeploy [its] marketing efforts and [has] seen strong performance in Latin American and Mexico continuing throughout the quarter. [And,] [i]n North America [the Company] saw signs of demand stabilization developing in the quarter.”
     28. The Company’s second quarter 2009 results reported on August 13, 2009 reflected “some significant contract and project win announcements for the Company, including projects for school districts, a major telecom provider and a citywide surveillance project for a large Northeast city.”
     29. Commenting on the Company’s second quarter 2009 results, Individual Defendant Walin stated that “[w]e are committed not just to continuing profitability, but also to driving the growth of our business.” The Company reported that second quarter net income rose by approximately 48% over first quarter net income.
     30. On November 3, 2009, GenNex360 filed a Schedule TO with the SEC announcing the Proposed Transaction (the “Schedule TO”). Also, on November 3, 2009, the Company issued the Solicitation Statement. Among other things, the Solicitation Statement confirmed that the Individual Defendants had unanimously approved the Merger Agreement and supported the Tender Offer as being in the best interests of the Company’s non-affiliated shareholders. As set forth below, the Solicitation Statement (and the Tender Offer itself) is coercive in that it contains material omissions of fact. Moreover, the Solicitation Statement discloses facts that establish that the Individual Defendants violated their fiduciary duties by: (a) failing to obtain the best price reasonably available for plaintiff and members of the putative Class; and (b) agreeing to terms in the Merger Agreement that effectively locked-up the Company for GenNex360 to the detriment of the Company’s shareholders.
     31. Despite its recent strong performance in the face of some of the worst economic conditions in nearly 70 years, the Individual Defendants have caused GVI to agree to the Merger Agreement and support the Tender Offer to the detriment of its shareholders. The consideration to be paid to the plaintiff and the putative Class in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of GVI is materially in excess of the amount offered in the Proposed Transaction, giving due consideration to the Company’s anticipated operating results, net asset value, cash flow profitability, and established markets. Indeed, the $0.38 per share being offered by GenNx360 represents a discount to GVI’s instrinsic value, since the stock traded as high as $0.45 per share as recently as July 2009. The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, as well as its future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

     32. As a result, defendants have breached the fiduciary duties they owe to the Company’s public shareholders because the shareholders will not receive adequate or fair value for their GVI shares in the Proposed Transaction.
     33. The Individual Defendants failed to fulfill their fiduciary duty to obtain the best price reasonably available for Plaintiff and the putative Class, which applies here because the Company is being sold to GenNx360 and control is being transferred from the investing public to a private equity buyer and its affiliates and subsidiaries.
     34. The Solicitation Statement makes clear that the Individual Defendants made no effort to solicit other buyers before agreeing to the Merger Agreement and actively thwarted any market check. In fact, the process that led to the Merger Agreement shows that it was biased in favor of GenNx360 and dominated by Individual Defendants Walin and Restivo, who have significant financial incentives to favor GenNx360 to the direct financial detriment of Plaintiff and the putative Class.
     35. As disclosed in the Solicitation Statement, Individual Defendants Walin and Restivo negotiated new employment agreements with GenNx360, while they “negotiated” the Proposed Transaction. These agreements will pay Walin and Restivo, respectively, their full 2009 bonuses of $187,500 and $125,000. Moreover, Walin and Restivo, will each receive a “transaction bonus” of $300,000. This amount is very significant and material to both Walin and Restivo. Walin is slated to earn $375,000 in base salary under his new employment agreement and Restivo will earn $250,000 in base salary. Moreover, in connection with their new employment agreements, Walin and Restivo will receive stock options and warrants in the post-merger iteration of the Company.
     36. Despite their clearly conflicted role, the Individual Defendants allowed both Walin and Restivo to be active and material participants in the negotiations regarding the

Proposed Transaction. The Solicitation Statement reveals that Walin and Restivo participated in several high level meetings with GenNx360 and its representatives during the negotiation process without the presence of other members of the Board.
     37. Walin and Restivo’s lucrative new employment packages came at the expense of the consideration offered in the Tender Offer. The Solicitation Statement disclosed that GenNx360 initially offered $0.39 per share in the Tender Offer on June 5, 2009. According to the Solicitation Statement, however, the Individual Defendants rejected that offer as being inadequate. GenNx360 apparently then raised its offer to $0.41 per share. Thereafter, according to the Solicitation Statement, on July 29, 2009, the Individual Defendants entered into a “letter of intent” with GenNx360 whereby it would agree to pay $0.41 per share in the Tender Offer. The letter of intent also contained an exclusivity arrangement prohibiting GVI, the Individual Defendants, and the Company’s officers and agents from encouraging, soliciting, initiating or participating in discussions or negotiations with any third party regarding a possible merger, sale or transfer of any assets or stock of GVI or its subsidiaries.
     38. However, according to the Solicitation Statement, on October 19, 2009, the Individual Defendants were informed that GenNx360 had decided to lower the offering price in the Tender Offer to $0.38 per share. According to the Solicitation Statement, GenNx360 informed defendants Walin and Restivo of that development three days earlier on October 16, 2009. During that meeting, according to the Solicitation Statement, GenNx360 told Walin and Restivo that it had decided to reduce the offering price due to “its due diligence review and the final terms of the compensation packages it had negotiated with the Company’s executive management . . . .”
     39. Remarkably, and in violation of their fiduciary duties, despite rejecting an offer of $0.39 just weeks earlier, and signing the letter of intent at a price of $0.41 per share, the

Individual Defendants agreed to support the Tender Offer at a price of $0.38 per share and approved the Merger Agreement.
     40. Although it supposedly recommended approval of the Proposed Transaction, the so-called Special Committee cannot provide legal cover for the Individual Defendants. According to the Solicitation Statement, the Company formed the Special Committee on or about June 25, 2009, “for the purposes of making recommendations to the board of directors and otherwise acting in connection with any revised offer that may be submitted to GVI by GenNx360.” Despite this supposed mandate, according to the Solicitation Statement, the Special Committee did not even convene until October 21, 2009 — the very day the parties entered into the Merger Agreement. Moreover, as disclosed in the Solicitation Statement, the Special Committee neither hired its own counsel nor financial advisor.
     41. Moreover, to the detriment of the Plaintiff and the putative Class, the terms of the Merger Agreement substantially favors GenNx360 and are calculated to unreasonably dissuade potential suitors from making competing offers.
     42. For example, the Individual Defendants have agreed to a “No Solicitation” provision in Section 6.7 of the Merger Agreement that unfairly restricts the Board from soliciting alternative proposals by, among other things, constraining its ability to communicate with potential buyers, and in some circumstances, even consider competing proposals. This provision also prohibits the Individual Defendants from initiating contact with possible buyers, even if they believe that communicating with a potential bidder could reasonably lead to a superior offer or an offer more closely aligned with the interests of GVI’s. Section 6.7 of the Merger Agreement states, in relevant part:
Immediately following the execution of this Agreement, the Company shall, and shall cause each of the Company Subsidiaries to, and shall cause each officer, director and employee of the Company or of any of the Company Subsidiaries to, and shall cause each financial advisor, attorney and other advisor or representative of the Company or any of the Company Subsidiaries to, cease any solicitations, discussions and negotiations with any Person (other than Parent and Merger Sub) that has made or has indicated an intention to make a Takeover Offer (as hereinafter defined) with respect thereto, and the Company shall request the prompt return or destruction of all confidential information previously furnished to such Person in connection therewith. From the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall not, nor shall it permit any of the Company Subsidiaries to, nor shall it authorize or permit any officer, director or employee of the Company or of any of the Company Subsidiaries to nor shall it authorize any financial advisor, attorney or other advisor or representative of the Company or any of the Company Subsidiaries to directly or indirectly, (i) solicit, initiate, or knowingly encourage the submission of, any Takeover Proposal, (ii) approve or recommend any Takeover Proposal, enter into any agreement, agreement-in-principle or letter of intent with respect to or accept any Takeover Proposal (or resolve to or publicly propose to do any of the foregoing), (iii) participate or engage in or continue any discussions or negotiations regarding, or furnish to any Person any information with respect to, or knowingly take any action to facilitate any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, any Takeover Proposal (other than to state that they are not permitted to have such discussions and refer to this Agreement); (iv) release any Person from, fail to enforce to the fullest extent possible, or modify or waive any applicable provision of any applicable confidentiality, standstill or similar agreement; or (v) resolve to propose or agree to do any of the foregoing . . . .
     43. Section 6.7 of the Merger Agreement goes on to state that GVI must notify GenNx360 of any proposals, offers, or any overtures of interest from other potential suitors and it must provide the identity of those potential suitors. Section 6.7 (e) of the Merger Agreement states, in relevant part:
In addition to the other obligations of the Company set forth in this Section 6.7, the Company shall promptly (and in any event within forty-eight (48) hours) advise Parent orally and in writing of any request for information with respect to any Takeover Proposal, or any inquiry or request for discussion with respect to, or which could reasonably be expected to result in, a Takeover Proposal, the material terms and conditions of such Takeover Proposal, and the identity of the Person making the same, and thereafter shall promptly keep Parent reasonably informed of all material developments affecting the status and terms of any such Takeover Proposal (and the Company shall provide Parent with copies of any additional written materials received that relate to such Takeover Proposal) and of the status of any such discussions or negotiations.
     44. Furthermore, Section 6.7 of the Merger Agreement gives GenNx360 the opportunity to counter any “Superior Proposal” that is made for the Company. Section 6.7 (b) of the Merger Agreement states, in relevant part:
Notwithstanding the provisions of Section 6.7(a), at any time prior to the Acceptance Time, the Company Board may, after providing at least twenty-four (24) hours advance written notice to Parent, (i) withdraw (or amend or modify in a manner adverse to Parent or Merger Sub), or publicly propose to withdraw (or amend or modify in a manner adverse to Parent or Merger Sub), the recommendation or declaration of advisability by the Company Board of this Agreement, the Offer, the Merger or the other Transactions; (ii) approve or recommend, or publicly propose to approve or recommend, any Takeover Proposal, or (iii) to the extent permitted pursuant to and in compliance with Section 8.1(e)(i) , authorize and allow the Company to enter into a letter of intent, agreement-in-principle or binding written agreement concerning a transaction that constitutes a Superior Proposal; provided that in each case (x) the Company Board determines in good faith (after receiving the advice of its financial advisor and outside counsel) that the failure to take such action would be inconsistent with the Company Board’s obligations under applicable Law, including its fiduciary duties to the Company’s stockholders, (y) no such action may be taken in the absence of a Superior Proposal, and (z) during the twenty-four (24) hour advance notice period referred to above the Company shall have negotiated in good faith with Parent and Merger Sub (to the extent Parent and Merger Sub desire to negotiate) to make adjustments to the terms and conditions of this Agreement so that the Takeover Proposal no longer constitutes a Superior Proposal.
[Emphasis added].
     45. Section 1.8 of the Merger Agreement grants GenNx360 an irrevocable option (the “Top-Up Option”), in the event it acquires at least a majority of the total number of shares of outstanding common shares (assuming the exercise of all outstanding options), to purchase from the Company the number of shares of stock equal to the lesser of (a) one share more than 90% of the number of shares then outstanding on a fully diluted basis; or (b) the aggregate of the number of shares of treasury shares by the Company and its subsidiaries and the number of shares the Company is authorized to issue under its certificate of incorporation but that are not issued and outstanding as of immediately prior to the exercise of the Top-Up Option.
     46. In other words, even if GenNx360 acquires just 50.1% of the Company through the Tender Offer, it would have the ability to exercise the Top-Up Option and dilute the economic interests of any remaining public shareholders including plaintiff and members of the putative Class. The coercive effect of the Top-Up Option is patently obvious. Unless GenNx360 gets the whole Company in the Tender Offer, it could exercise the Top-Up Option and the public shareholders would be frozen out.
     47. The coercive nature of the Top-Up Option is exacerbated by a provision in the Merger Agreement that gives GenNx360 the ability to have its nominees join the GVI Board in the event it acquires just a majority of the Company’s outstanding shares. In Section 6.10 of the Merger Agreement, the Individual Defendants caused the Company to agree to take all necessary actions to cause a pro rata portion of the directors of the Company to consist of GenNx360’s nominees. Thus, if GenNx360 acquires just a bare majority of the Company’s outstanding shares, according to its Schedule TO, GenNx360 will “be able to control decisions of the GVI board of directors.” The Schedule TO continues that “[t]his concentration of control in one stockholder may adversely affect the market value” of the Company’s common stock.
     48. Further locking control of the Company up in favor of GenNx360 is Section 8.3 of the Merger Agreement which contains a “Termination Fee” of $1 million. This Termination Fee is payable if, among other things, the Individual Defendants cause the Company to terminate the Merger Agreement pursuant to the lawful exercise of their fiduciary duties. The Termination Fee is unreasonable under the special circumstances of this case especially given the fact that it represents 8.3% of the purported $12 million total cost of the Tender Offer to GenNx360, including expenses.
     49. These acts, combined with other defensive measures the Company has in place, effectively preclude any other bidders who might be interested in paying more than GenNx360 for the Company, and have the effect of limiting the ability of the Company’s stockholders to obtain the best price for their shares.

     50. On November 3, 2009, GVI filed its Solicitation Statement with the SEC recommending the Proposed Transaction. As alleged below, the Solicitation Statement omits material information about the Proposed Transaction that must be disclosed to GVI’s shareholders to enable them to render an informed decision as to whether to tender their shares. This omitted information, if disclosed, would significantly alter the total mix of information available to the public holders of GVI’s shares.
     51. The Solicitation Statement omits material information with respect to the process and events leading up to the Proposed Transaction, as well as the opinion and analyses of GVI’s financial advisor:
          a. The Solicitation Statement is materially misleading in that it fails to disclose all of the financial forecasts prepared by Company management and considered by Imperial Capital, LLC (“Imperial Capital”), the Company’s financial advisor in connection with the Proposed Transaction. Specifically, the Solicitation Statement discloses certain financial projections relied upon by Imperial Capital and the Board (including the Special Committee) for the fiscal years ending December 2009 through and including December 2011. According to the Solicitation Statement, however, Imperial Capital performed a Discounted Cash Flow (“DCF”) analysis of GVI as a stand-alone entity using forecasts for the period ranging from the beginning of fiscal year 2010 through the end of fiscal year 2014 provided by GVI’s management. The Solicitation Statement also is materially misleading in that it fails to disclose whether the Board relied upon, or Imperial Capital considered, other cases of projections prepared by management;
          b. The Solicitation Statement reflects that Imperial Capital considered the present value of the Company’s Net Operating Loss Carryforwards (“NOLs”) in connection with the DCF analysis it performed concerning the fairness of the Proposed Transaction. The Solicitation Statement is materially misleading, however, in that it fails to disclose why Imperial

Capital did not include the present value of the same NOLs in any of the other analyses summarized in the Solicitation Statement. Because the NOLs can be separately valued as an asset of the Company, among other reasons, they properly should have been included in both Imperial Capital’s Selected Companies and Selected Transactions analyses. By failing to properly include the present value of the NOLs in these analyses, the Solicitation Statement understates the resulting values for the Company, thus making the Proposed Transaction appear more attractive, from a financial point of view. The failure to disclose why NOLs were not considered in connection with these analyses thus is materially misleading;
          c. The Solicitation Statement is materially misleading in that it fails to disclose the circumstances leading to the Company’s decision to retain Imperial Capital as a financial advisor in any capacity, including the decision to retain a financial advisor, the steps taken to consider or engage any potential financial advisors, and any relationships (whether past, present, or future) between Imperial Capital, on one hand, and the Company, Board, or GenNx360, on the other;
          d. The Solicitation Statement is materially misleading in that it fails to disclose certain relevant information concerning the analyses underlying Imperial Capital’s Fairness Opinion, including the specific multiples observed for each company in its Selected Companies Analysis and each transaction in its Selected Transaction analysis. The Solicitation Statement is also materially misleading in that it fails to adequately explain why Imperial Capital calculated the terminal values for GVI based on multiples of 6.0x to 8.0x applied to 2014 EBITDA when the Company’s EBITDA multiple is above 12.0x currently, and historically has regularly been higher than the 6.0x to 8.0x range selected by Imperial Capital. The unjustified application of these inappropriately low multiples results in a lower implied range of values from the DCF analysis, which misleadingly makes the Proposed Transaction appear more attractive from a financial point of view than it actually is;
          e. The Solicitation Statement is materially misleading in that it fails to disclose whether the Board considered conducting any kind of market check for the Company (whether before or after execution of the Merger Agreement), including whether the Board considered conducting a market check for the Company before continuing negotiations with GenNx360 after GenNx360 stated that it would not enter into a transaction if GVI pursued an auction process, or before GVI subsequently entered into an exclusivity agreement with GenNx360;
          f. The Solicitation Statement is materially misleading in that it fails to disclose the circumstances leading to the renegotiation of employment agreements for Messrs. Walin and Restivo, and whether GenNx360 participated in those negotiations in any fashion during the time that the Board (including the Special Committee) and its advisors were negotiating and considering whether to approve the terms of the Proposed Transaction; and
          g. The Solicitation Statement is materially misleading in that it fails to disclose the financial and other terms of the amended and restated engagement agreement with Imperial Capital, as well as how much of Imperial Capital’s remuneration is contingent upon the closing of the Proposed Transaction.
COUNT I
(Breach of Fiduciary Duty against the Individual Defendants)
     52. Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.
     53. As members of the Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of GVI’s net worth as a merger/acquisition candidate;

(b) take all appropriate steps to enhance GVI’s value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public shareholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of GVI’s public shareholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of GVI; and (f) disclose all material facts in connection with the Tender Offer shareholder solicitation.
     54. The Individual Defendants have breached their fiduciary duties to plaintiff and the putative Class.
     55. As alleged herein, the Individual Defendants have initiated a process to sell GVI that undervalues the Company and vests some of them with benefits that are not shared equally by GVI’s public shareholders. In addition, by agreeing to the Proposed Transaction, which includes the highly coercive Tender Offer, the Individual Defendants have capped the price of GVI at a price that does not adequately reflect the Company’s true value and are forcing Plaintiff and the putative Class to sell their shares for reasons not related to the price offered. Defendants also failed to sufficiently inform themselves of GVI’s value, or disregarded the true value of the Company, and failed to achieve the best price reasonably available. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and board that is committed to the Proposed Transaction.
     56. Unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiff and the other members of the putative Class, and will further a process that inhibits the maximization of shareholder value.
     57. Plaintiff and the members of the putative Class have no adequate remedy at law.

COUNT II
(Breach of the Fiduciary Duty of Disclosure against the Individual Defendants)
     58. Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.
     59. Defendants have already caused materially misleading and incomplete information to be disseminated to the Company’s public shareholders. Defendants have an obligation to be complete and accurate in their disclosures.
     60. The Solicitation Statement fails to disclose material financial information, including financial information and information necessary to prevent the statements contained therein from being misleading.
     61. The misleading omissions and disclosures by defendants concerning information and analyses presented to and considered by the Board and its advisors affirm the inadequacy of disclosures to the Company’s shareholders. Because of defendants’ failure to provide full and fair disclosure, plaintiffs and the putative Class will be stripped of their ability to make an informed decision on whether to tender their shares in the Tender Offer, and thus are damaged thereby.
     62. Plaintiff and the members of the putative Class have no adequate remedy at law.
COUNT III
(Aiding and Abetting the Board’s Breaches of Fiduciary Duty against
GVI and GenNx360)
     63. Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.
     64. Defendants GVI and GenNx360 knowingly assisted the Individual Defendants’ breaches of fiduciary duty in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction,

GVI provided, and GenNx360 obtained, sensitive non-public information concerning GVI’s operations and thus had unfair advantages which enabled it to acquire the Company at an unfair and inadequate price.
     65. As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their GVI shares.
     66. Plaintiff and the members of the putative Class have no adequate remedy at law.
     WHEREFORE, plaintiff prays for judgment and relief as follows:
     A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;
     B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating, or closing the Proposed Transaction;
     C. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;
     D. Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;
     E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and
     F. Granting such other and further relief as this Court may deem just and proper.
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Dated: November 9, 2009	RIGRODSKY & LONG, P.A.
	By:	/s/ Seth D. Rigrodsky
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347) Timothy J. MacFall 919 N. Market Street, Suite 980 Wilmington, DE 19801 (302) 295-5310 Attorneys for Plaintiff

OF COUNSEL:
STULL, STULL & BRODY
Aaron Brody
6 East 45th Street
New York, NY 10017
(212) 687-7230
WEISS & LURIE
Joseph H. Weiss
551 Fifth Avenue
New York, NY 10176
(212) 682-3025

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